     As filed with the Securities and Exchange Commission on March 21, 2000

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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   SCHEDULE TO

                Tender Offer Statement under Section 14(d)(1) or
            Section 13(e)(1) of the Securities Exchange Act of 1934


                     ROCKY MOUNTAIN CHOCOLATE FACTORY, INC.
                       (Name of Subject Company (issuer))


                 ROCKY MOUNTAIN CHOCOLATE FACTORY, INC.-- ISSUER
 Names of Filing Persons (identifying status as offeror, issuer or other person)


                     COMMON STOCK, $0.03 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    774678403
                      (CUSIP Number of Class of Securities)


                                FRANKLIN E. CRAIL
                       CHAIRMAN OF THE BOARD AND PRESIDENT
                     ROCKY MOUNTAIN CHOCOLATE FACTORY, INC.
                                265 TURNER DRIVE
                             DURANGO, COLORADO 81301
                                 (970) 259-0554

                 (Name, address, and telephone numbers of person
               authorized to receive notices and communications on
                            behalf of filing persons)

                                    Copy to:

                             STEVEN K. COCHRAN, ESQ.
                            THOMPSON & KNIGHT L.L.P.
                         1700 PACIFIC AVENUE, SUITE 3300
                               DALLAS, TEXAS 75201
                                 (214) 969-1387


                                 MARCH 21, 2000
     (Date Tender Offer First Published, Sent or Given to Security Holders)



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                           CALCULATION OF FILING FEE*


     Transaction valuation                             Amount of filing fee
          $2,500,000                                          $500

* Filing fee is one-50th of one percent of the aggregate dollar amount of cash being offered by the Company to purchase 400,000 shares of its common stock, based on a price of $6.25 per share.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]               third-party tender offer subject to Rule 14d-1.

[X]               issuer tender offer subject to Rule 13e-4.

[ ]               going-private transaction subject to Rule 13e-3.

[ ]               amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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



                             INTRODUCTORY STATEMENT

     This Tender Offer Statement on Schedule TO relates to the tender offer by Rocky Mountain Chocolate Factory, Inc., a Colorado corporation, to purchase up to 400,000 shares of its common stock, par value $.03 per share (such shares, together with the associated common stock purchase rights issued pursuant to the Rights Agreement, dated as of May 18, 1999, between the Company and American Securities Transfer & Trust, Inc. as Rights Agent, are hereinafter referred to as the "Shares"), at a price of $6.25 per share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase dated March 21, 2000 and the related Letter of Transmittal. Copies of the Offer to Purchase, the related Letter of Transmittal and certain other relevant documents are filed as exhibits hereto.

Item 1.  Summary Term Sheet

     The information set forth in "Summary" of the Offer to Purchase is incorporated herein by reference.

Item 2.  Subject Company Information

     (a) The issuer of the securities to which this Schedule TO relates is Rocky Mountain Chocolate Factory, Inc., a Colorado corporation, and the address of its principal executive office, and its mailing address, is 265 Turner Drive, Durango, Colorado 81301.

     (b) This Schedule TO relates to the offer by Rocky Mountain Chocolate Factory, Inc. to purchase up to 400,000 shares, or such lesser number of shares as are properly tendered, of its common stock, $0.03 par value per share, 2,396,879 of which shares were outstanding as of March 17, 2000.

     (c) The information set forth in "Summary" and "Section 7, Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

     (a) The Filing Person for which this schedule TO relates is the Subject Company. For information regarding the Subject Company, see Item 2(a) above.

Item 4.  Terms of the Transaction

     (a) The information set forth in "Introductory Statement" and "Section 9, Source and Amount of Funds," "Section 8, Purpose of the Offer; Certain Effects of the Offer," "Section 11, Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" and "Section 12, Effects of the Offer on the Market for Shares; Registration under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

     (b) Securities will not be purchased from any officer, director or affiliate of the Subject Company.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

     (a) Not applicable.

     (b) Not applicable.

Item 6.  Purposes of the Transaction and Plans and Proposals.

     (a)-(c) The information set forth in "Introductory Statement" and "Section 9, Source and Amount of Funds," "Section 8, Purpose of the Offer; Certain Effects of the Offer," and "Section 11, Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

Item 7.  Source and amount of Funds or Other Consideration.


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     (a) The information set forth in "Section 9, Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

     (b) Not applicable.

     (c) Not applicable.

Item 8.  Interest in Securities of the Subject Company.

     (a) Not applicable.

     (b) Not applicable.

Item 9.  Persons/Assets, Retained, Employed, Compensated, or Used.

     The information set forth in "Introductory Statement" and "Section 16, Solicitation Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

     (a)-(b)  Not applicable.

Item 11. Additional Information.

     (a) Not applicable.

     (b) Not applicable.

Item 12. Exhibits.

     (a) (1)  Form of Offer to Purchase, dated March 21, 2000 and form of
              Letter of Transmittal, including the Certification of Taxpayer Identification Number on Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

         (2) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees; form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, including the Instruction Form; form of Letter to Stockholders of the Company, dated March 21, 2000, from Franklin
              E. Crail, Chairman of the Board and President of the Company; form of Memorandum, dated March 21, 2000, to the Company's employees; form of Question and Answer Brochure; and text of Press Release issued by the Company, dated March 21, 2000.

     (b) Commitment Letter from Norwest Bank Colorado, N.A. dated March 20,
         2000.

     (d) Not applicable.

     (g) Not applicable.

     (h) Not applicable.





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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.


March 21, 2000                          ROCKY MOUNTAIN CHOCOLATE FACTORY, INC.


                                        By: /s/ FRANKLIN E. CRAIL
                                            ------------------------------------
                                            Franklin E. Crail
                                            Chairman of the Board and President

                               INDEX TO EXHIBITS



   EXHIBIT
   NUMBER      DESCRIPTION
   -------     -----------

     (1)       Form of Offer to Purchase, dated March 21, 2000 and form of
               Letter of Transmittal, including the Certification of Taxpayer
               Identification Number on Form W-9 and Guidelines for
               Certification of Taxpayer Identification Number on Substitute
               Form W-9.

     (2)       Form of Letter to Brokers, Dealers, Commercial Banks, Trust
               Companies and Other Nominees; form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
               Nominees, including the Instruction Form; form of Letter to Stockholders of the Company, dated March 21, 2000, from Franklin
               E. Crail, Chairman of the Board and President of the Company;
               form of Memorandum, dated March 21, 2000, to the Company's employees; form of Question and Answer Brochure; and text of Press Release issued by the Company, dated March 21, 2000.

(b) Commitment Letter from Norwest Bank Colorado, N.A. dated March 20,
         2000.

(d) Not applicable.

(g) Not applicable.

(h) Not applicable.